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04002295

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 27556

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summit Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Campus Drive
(No. and Street)

Parsippany (City) New Jersey (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Weinman (973) 285-3670
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name — if individual, state last, first, middle name)

85 Livingston Avenue (Address) Roseland (City) NJ (State) 07068 (Zip Code)

FEB 25 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Weinman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Equities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public
MAUREEN P. BETTIO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/7/2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT EQUITIES, INC.

CONTENTS

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Summit Equities, Inc.

We have audited the accompanying statement of financial condition of Summit Equities, Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Equities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 5, 2004

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	1,607,926
Receivable from clearing organization		170,815
Securities owned, at market		1,467,421
Commissions and concessions receivable		1,144,560
Furniture, fixtures and equipment, net		133,160
Prepaid expenses and other assets		264,302
	$	4,788,184
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payable to clearing organization	$	47,406
Commissions and concessions payable		1,021,901
Deferred advisory fee revenues		271,064
Accounts payable and accrued expenses		296,651
Total liabilities		1,637,022
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value,		
Class A voting; authorized 1,250 shares; 75 issued and 64.250 shares outstanding		7,500
Class B nonvoting; authorized 1,250 shares; 151.78 issued and 113.38 shares outstanding		15,178
Additional paid-in capital		1,034,527
Retained earnings		2,854,563
Receivable from shareholders		(25,393)
Treasury stock, 10.750 shares of Class A held at cost		(224,320)
Treasury stock, 38.400 shares of Class B held at cost		(510,893)
Total stockholders' equity		3,151,162
	$	4,788,184

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Summit Equities, Inc. (the "Company") is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation, and acts as a securities broker-dealer. The Company is also registered with the Securities and Exchange Commission (SEC) as an investment adviser and provides advisory services to clients for a fee.

Commission and Concession Revenue and Expenses

Commission and concession revenue and expenses are recorded on the trade date. Commission and concession revenue and expenses are earned on Mutual Fund and Variable Product trades.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation, which is provided on a straight-line basis over their estimated useful lives.

Advisory Fees

Advisory fee revenues and expenses are earned or incurred on asset management services. The Company defers revenues and expenses for advisory services provided and recognizes these deferrals ratably on a monthly basis over the lives of the contracts.

Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Securities Owned

Securities owned are recorded at market value. Unrealized gains and losses are currently reflected in income. At December 31, 2003, securities owned are substantially comprised of various mutual funds.

Income Taxes

The Company is not liable for federal or most state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from corporate loss.

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for state income taxes. Deferred state income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, and based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount considered more likely than not to be realized.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Deposits with clearing organization

The Company and its shareholders in the aggregate must maintain a combined minimum balance of $50,000 in clearing accounts with institutions, which process customer transactions.

3. Furniture, fixtures and equipment

Details of furniture, fixtures and equipment as of December 31, 2003 are as follows:

Computer equipment	$ 173,357
Office equipment	62,172
Furniture and fixtures	8,548
Leasehold improvements	37,668
Software	81,999
	363,744
Less accumulated depreciation and amortization	230,584
	$ 133,160

4. Capital stock

The relative rights of the two classes of stock are identical except that the Class B stock is non-voting. A buy-back agreement exists, which prohibits transfers of the ownership of the outstanding shares without the written consent of the Company and the other shareholders and provides for the determination of the price of the buy-back of shares from any shareholder.

5. Related party transactions

Beginning June 1, 2001, Summit Marketing, Inc., and Summit Financial Resources, Inc., affiliates of the Company, agreed to assume a portion of the Company's rental commitment. Beginning January 1, 2003 this agreement was amended whereby, Summit Marketing, Inc., agreed to pay 40% and Summit Financial Resources, Inc. agreed to pay 20% of the rental commitment, net of certain administrative reimbursed expenses on a month-by-month basis. Total reimbursements to the Company, for the year ended December 31, 2003, amounted to approximately $306,000 (See Note 6).

Summit Marketing, Inc., provides the Company with support staff and payroll services for which the Company reimburses Summit Marketing, Inc. on a monthly basis. Total reimbursements for the year ended December 31, 2003 amounted to approximately $2,700,000, which are included in general and administrative expenses.

In addition, Summit Marketing, Inc. sponsors a defined contribution plan (401(k)) for eligible employees, in which the Company participates. The employees may make voluntary contributions not to exceed the lesser of 20% of salary or $12,000. The Company matches a portion of the participant's contribution, with a maximum match of six percent of the employee's compensation. At the discretion of the Company, there was no Company match for the year ended December 31, 2003.

Total commissions paid to shareholders for the year ended December 31, 2003, included in commission, concession and advisory fee expense, amounted to approximately $5,831,000.

At December 31, 2003, the Company had a note receivable of approximately $25,000 due from one of its shareholders of which $1,968 is accrued interest. The note bears interest a rate of 15.9% per annum and expires in April 2005. Interest income related to this note amounted to approximately $2,000 for the year ended December 31, 2003.

6. Commitments

The Company is obligated under two non-cancelable lease agreements on their office space expiring March 31, 2007. The leases contain escalation clauses based on increased costs incurred by the lessor. Rent expense for the year ended December 31, 2003 was approximately $165,000, net of certain related party and administrative reimbursed expenses (See Note 5).

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2003, are approximately as follows:

Year ending December 31,		
2004	$	745,000
2005		788,000
2006		803,000
2007		201,000
	$	2,537,000

7. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $2,241,000, which was approximately $2,132,000 in excess of its minimum requirement of approximately $109,000.

8. Off-balance sheet risk

Pursuant to clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitors collateral on the customers' accounts.

9. *Concentrations of credit risk*

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Contingencies

In July 2001, a NASD arbitration was filed against the Company in Oklahoma City, Oklahoma. In July 2003, the arbitration concluded with an award against the Company, which was paid in November 2003.

In July 2003, the Company filed a Demand for Arbitration against their insurance company due to the insurance company's refusal to pay the claim relating to the NASD arbitration. During February 2004, the Company expects to sign a settlement agreement with their insurance company where the insurance company will cover approximately 80% of this claim.

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Recent Accounting Pronouncements

On May 30, 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"). It requires that the Company classify a financial instrument that is within the scope of SFAS 150 as a liability, including financial instruments issued in the form of shares that are mandatorily redeemable, placing an unconditional obligation on the Company to redeem it by a transfer of assets by the Company at a specified or determined date(s) or upon an event that is certain to occur.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

The Company currently has a provision in its Shareholders Agreement, which requires a mandatory redemption of all the shares, which were owned by a deceased shareholder in the event of their death. Under SFAS 150, the Company will be required to record the fair market value of the shares that are mandatorily redeemable as a liability on the statement of financial condition beginning January 1, 2004. The Company is currently in the process of amending its Shareholders Agreement in order to give the Company the option to purchase all the shares of the Company in the event of a shareholders' death.

In a letter dated February 19, 2004 from the Division of Market Regulation of the U.S. Securities and Exchange Commission (the "Division"), the Division states that no enforcement action will be taken against a broker-dealer that is a non-public entity, that calculates net capital under Rule 15c3-1 and adds to its regulatory net worth the carrying value of mandatorily redeemable financial instruments that SFAS 150 excludes from the Company's GAAP equity. This relief shall apply to broker-dealers that are non-public entities only through the end of the first annual period beginning after December 15, 2003, but no longer shall apply for fiscal periods beginning after December 15, 2004

13. Subsequent Event

In March 2004, the Company expects to distribute approximately $150,000 to its shareholders.